Via Facsimile and U.S. Mail
Mail Stop 4720

December 7, 2009

Ms. Teresa A. Herbert
Senior Vice President and
  Chief Financial Officer
Independence Holding Company
96 Cummins Point Road
Stamford, Connecticut   06902

Re: **Independence Holding Company**
        Form 10-K for the Year Ended December 31, 2008
        Schedule 14A
        File No. 001-32244

Dear Ms. Herbert:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

<u>Item 1. Business</u>

<u>Investments and Reserves, page 15</u>

1. We acknowledge your disclosures on page 16 and in other parts of your document presenting the ratings of your investment portfolio. Please revise your disclosure

to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Item 7A Quantitative and Qualitative Disclosure about market Risk, page 52

2. You provided sensitivity analyses that assumed hypothetical interest rate changes of 100 or 200 basis points for your fixed income portfolio as a group. However, credit spreads on fixed income securities are at unusual highs and do not necessarily increase or decrease by similar amounts for different classes of securities. Please revise your sensitivity analysis disclosures to provide estimates of reasonably possible changes in interest rates for your fixed maturity securities based on the classifications presented in the table on page 82.

Consolidated Financial Statements

Note 1. Significant Accounting Policies and Practices

(S) Goodwill and Other Intangible Assets, page 75

3. You disclose that at December 31, 2008 your market capitalization was less than your book value and that you assessed the factors contributing to your stock price performance and determined that no impairment of goodwill existed. Please revise MD&A to:

- Clarify why you have no apparent impairment of your goodwill;
- Clarify how you identify reporting units for goodwill impairment testing purposes and disclose the amount of goodwill allocated to each reporting unit;
- Disclose the percentage by which fair value exceeded carrying value for each reporting unit as of the date of the most recent test;
- Describe the methods and key assumptions used and how the key assumptions were determined;
- Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 2. American Independence Corp, page 80

4. You state that the fair value of your equity method investment in AMIC was approximately $11.5 million at December 31, 2008 while the carrying value of this investment, including associated goodwill was approximately $45 million. It appears from disclosures in your 2007 Form 10-K that the fair value of this investment has been less than the carrying value at least since December 31, 2007. It is also apparent from disclosure in your September 30, 2009 Form 10-Q that the fair value has recovered to approximately $20 million at September 30, 2009, but is still below the approximately $48 million carrying value at that date. Given the length of time that the fair value of your investment has been below carrying value, please explain to us why you have not recorded an other than temporary loss. Please refer to paragraph 19h of APB 18 (FASB ASC 323-10-35-32).

Note 5. Fair Value Disclosure of Financial Instruments, page 85

5. You disclosed that securities transferred into Level 3 for the twelve months ended December 31, 2008 relate primarily to "certain fixed maturity securities" where inputs were observable during the second and third quarters of 2008 but were not observable at December 31, 2008. Please enhance your disclosures as follows:
    - Disclose the nature of the fixed maturity portfolio holdings classified as level 3.
    - Disclose how you determine the fair value for your level 3 investments.
    - For transfers in, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.

Note 19. Acquisitions of Policy Blocks, page 104

6. You disclose the acquisition of blocks of life insurance and annuity policies. Please revise to clarify whether the deferred acquisition costs include an asset for the present value of future profits, or PVP, representing the present value of estimated net cash flows embedded in the existing contracts acquired. Also, revise to provide the disclosures required by EITF 92-9. If you do not recognize an asset for PVP, please tell us how your accounting complies with GAAP.

Definitive Proxy Statement

Executive Compensation, page 16

Cash Bonus

7. We note that the cash bonus paid to named executive officers is based upon "an analysis of IHC's performance in the year ended versus IHC's plan for such year

and an analysis of each executive officer's individual contribution during the year." As such, it appears that cash bonus is based on achievement of pre-established objectives. Please provide proposed disclosure that you intend to include in your 2010 proxy statement which includes the following:

- Identification of all objectives included in the "IHC plan" used to determine cash bonus and how each objective is weighted, if applicable;
- Identification of the threshold, target, and maximum levels of achievement; and
- Discussion of how the level of achievement of corporate objectives and individual performance impacts the amount of cash bonus awarded for each named executive officer.

To the extent that any of the objectives are quantifiable, your proposed disclosure should also be quantified. Please also confirm that you will discuss the level of achievement of performance objectives and each individual named executive officer's contribution as they apply to the cash bonuses awarded.

Equity Awards, page 16

8. We note that the Compensation Committee considers compensation levels for executives at other companies in determining the size of the equity award for each named executive officer. It appears that your compensation committee uses this data as a reference point on which, wholly or in part, to base, justify or provide a framework for a compensation decision. Accordingly, please provide proposed disclosure that you intend to include in your 2010 proxy statement which provides all the names of the companies included in these benchmarks and describe how this information was used. If you benchmarked against a survey in its entirety, you may provide the name of the survey. See Question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations.

Potential Payments to Named Executive Officers, page 22

9. We note that two of your named executive officers are entitled to potential payment under various circumstances pursuant to employment agreements with the Company. Please note that Item 402(j) of Regulation S-K requires additional disclosure with regard to potential payments made to your named executive officers and the circumstances in which the payments are triggered. Please provide proposed disclosure that you intend to include in your 2010 proxy statement which includes:

- Identification of the specific circumstances that would trigger payment under the agreements;
- Discussion of any material conditions or obligations applicable to the receipt of payments; and,

- Quantitative disclosure of the payments as if the triggering event took place on the last business day of the registrant's last completed fiscal year, and the price per share of the registrant's securities is the closing market price as of that date.

Stock Incentive Plans, page 22

10. We note your disclosure that under the terms of your stock incentive plans, the Compensation Committee is "obligated to make appropriate provision for the holders of awards thereunder in the event of a change in control of IHC or similar event." Please provide proposed disclosure that you intend to include in your 2010 proxy statement which includes:

- Identification of the specific circumstances that would trigger the Company's obligations under the stock incentive plans;
- Discussion of the Company's obligations under the triggering conditions;
- Any material conditions or obligations applicable to the receipt of payments; and
- Quantitative disclosure of the payments as if the triggering event took place on the last business day of the registrant's last completed fiscal year, and the price per share of the registrant's securities is the closing market price as of that date.

Your proposed disclosure should address the impact of any triggering event on the stock options held by each individual named executive officer.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant